Mail Stop 3561

March 26, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Douglas Lentz
Chief Executive Officer
Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, NM 88340

   Re: **Inn of the Mountain Gods Resort and Casino**
       Form 10-K for the year ended April 30, 2008
       Filed July 24, 2008
       File No. 333-113140

Dear Mr. Lentz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Liquidity and Capital resources, page 23

1. In light of the negative impact the economic downturn has on the gaming and hospitality industry; please expand your disclosure in Liquidity and Capital Resources, to discuss the negative consequences to the company in the event current cash flows and capital resources continue to be insufficient to meet your long-term debt obligations and commitments. Specifically, discuss in detail any adverse outcome in the event you are unable to refinance your debt, and any scenarios you are considering to continue current or reduced operations.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Effie Simpson at (202) 551-3346, or, Jean Yu at (202) 551-3750
if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3813 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via Fax: Ms. Pamela Callegos, Principal Financial Officer
          (816) 960-0041